Filed Pursuant to Rule 433
Registration No. 333-223208
May 21, 2019
FREE WRITING PROSPECTUS
(To Prospectus dated February 26, 2018,
Prospectus Supplement dated February 26, 2018 and
Stock-Linked Underlying Supplement dated February 26, 2018)

## HSBC USA Inc.

# Autocallable Yield Notes



### Linked to three Reference Stocks (the common stocks of Anthem, Inc., UnitedHealth Group Incorporated and Cigna Corporation)

- ► Annualized quarterly coupons of at least 9.00% per annum (to be determined on the Pricing Date), to be paid in equal quarterly installments
- ► Callable quarterly on or after August 23, 2019 if the price of each Reference Stock is at or above its Initial Price
- ► If the Notes are not called and a Trigger Event occurs, there is full exposure to declines in the Least Performing Reference Stock, and you will lose all or a portion of your principal amount
- ► A Trigger Event will occur if one or more of the Reference Stocks has a Final Price that is less than its Trigger Price (which is 60% of the Initial Price)
- ► Maturity of approximately 1 year
- ► All payments on the notes are subject to the credit risk of HSBC USA Inc.

The Autocallable Yield Notes (each a "Note" and collectively the "Notes") offered hereunder will not be listed on any securities exchange or automated quotation system.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or Stock-Linked Underlying Supplement. Any representation to the contrary is a criminal offense.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker-dealers or will offer the Notes directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions in any Notes after their initial sale. Unless we or our agent inform you otherwise in the confirmation of sale, the pricing supplement to which this free writing prospectus relates is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-18 of this free writing prospectus.

**Investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page FWP-9 of this document, page S-1 of the accompanying prospectus supplement and page S-1 of the accompanying Stock-Linked Underlying Supplement.**

The Estimated Initial Value of the Notes on the Pricing Date is expected to be between $970.00 and $990.00 per Note, which will be less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page FWP-6 and "Risk Factors" beginning on page FWP-9 of this document for additional information.

|  | Price to Public | Underwriting Discount[1] | Proceeds to Issuer |
|---|---|---|---|
| Per security | $1,000 |  |  |
| Total |  |  |  |

[1]HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 1.00% per $1,000 Principal Amount of Notes in connection with the distribution of the Notes to other registered broker-dealers. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-18 of this free writing prospectus.

| The Notes: | | |
|---|---|---|
| Are Not FDIC Insured | Are Not Bank Guaranteed | May Lose Value |

**HSBC** ◆

## Indicative Terms[1]

| | |
|---|---|
| **Principal Amount** | $1,000 per Note |
| **Term** | Approximately 1 year, if not called prior to maturity. |
| **Reference Asset** | The common stock of Anthem, Inc. (NYSE symbol: ANTM), the common stock of UnitedHealth Group Incorporated (NYSE symbol: UNH) and the common stock of Cigna Corporation (NYSE Symbol: CI) ( (each a Reference Stock" and together the "Reference Stocks") |
| **Call Feature** | The Notes will be automatically called if the Official Closing Price of each Reference Stock is at or above its Initial Price on any Observation Date on or after August 23, 2019.[2] In such case, you will receive a cash payment, per $1,000 Principal Amount of Notes, equal to the Principal Amount plus the coupon payment payable on the corresponding Call Payment Date.[2] |
| **Annual Coupon Rate** | At least 9.00% per annum, payable at 2.25% of the Principal Amount per quarter (to be determined on the Pricing Date). |
| **Payment at Maturity per Note** | Unless the Notes are automatically called, for each $1,000 Principal Amount of Notes, you will receive a payment on the Maturity Date calculated as follows, plus the final coupon payment:<br>▸ If a Trigger Event does not occur, 100% of the Principal Amount.<br>▸ If a Trigger Event occurs: $1,000 + ($1,000 ×Final Return of the Least Performing Reference Stock). |
| **Trigger Price** | With respect to each Reference Stock, 60% of its Initial Price |
| **Trigger Event** | A Trigger Event occurs if the Official Closing Price of any Reference Stock is below its Trigger Price on the Final Valuation Date. [2] |
| **Final Return** | With respect to each Reference Stock, $$\frac{\text{Final Price} - \text{Initial Price}}{\text{Initial Price}}$$ |
| **Least Performing Reference Stock** | The Reference Stock with the lowest Reference Return |
| **Trade Date** | May 22, 2019 |
| **Pricing Date** | May 22, 2019 |
| **Original Issue Date** | May 28, 2019 |
| **Final Valuation Date[3]** | May 22, 2020 |
| **Maturity Date[3]** | May 28, 2020 |
| **CUSIP/ISIN** | 40435UNW0 / US40435UNW08 |

## The Notes

The Notes may be suitable for investors who believe that the Final Price of each Reference Stock will not be less than its Trigger Price and who seek fixed quarterly coupon payments (higher than the yield on traditional conventional debt securities with a similar term and issued by issuers with a credit rating similar to ours), as long as the Notes are not automatically called.

If the Notes are not automatically called and if a Trigger Event does not occur on the Final Valuation Date, you will receive the Principal Amount at maturity plus the final coupon payment.

If the Notes are not automatically called and if a Trigger Event occurs on the Final Valuation Date, you will be exposed to downside performance of the Least Performing Reference Stock on a 1-to-1 basis. In that case, you will lose some or all of your Principal Amount and even with the coupon payments made prior to maturity, your return on the Notes may be negative.

If the Official Closing Price of each Reference Stock is at or above its Initial Price on any Observation Date, your Notes will be automatically called and you will receive a payment equal to the Principal Amount plus the coupon payment payable on the corresponding Call Payment Date.



[1] As more fully described on page FWP-5.
[2] See pages FWP-5 and FWP-6 for Observation Dates, Call Payment Dates and Coupon Payment Dates.
[3] Subject to postponement as described under "Additional Terms of the Notes" in the accompanying Stock-Linked Underlying Supplement

## Illustration of Payment Scenarios

Your payment on the Notes will depend on whether the Notes have been automatically called and whether a Trigger Event occurs. Regardless of whether a Trigger Event occurs, you will receive your quarterly coupons on each Coupon Payment Date, subject to your Notes being automatically called. If you lose some or all of your Principal Amount, even with the coupon payments made prior to maturity, your return on the Notes may be negative.



## Information about the Reference Stocks

Anthem, Inc. is one of the largest health benefits companies in the United States in terms of medical membership, serving approximately 40 million medical members through its affiliated health plans as of December 31, 2018. Anthem, Inc. is an independent licensee of the Blue Cross and Blue Shield Association, or BCBSA, an association of independent health benefit plans.





UnitedHealth Group Incorporated owns and manages organized health systems in the United States and internationally. UnitedHealth provides employers products and resources to plan and administer employee benefit programs. UnitedHealth also serves the health needs of older Americans, provides specialized care services, and provides health care information and research to providers and payers.

Cigna Corporation, together with its subsidiaries is a global health service organization. Cigna Corporation offers a differentiated set of medical, pharmacy, behavioral, dental, disability, life and accident insurance and related products and services.



The graphs above illustrate the performance of the Reference Stocks from May 20, 2009 through May 20, 2019. Past performance is not necessarily an indication of future results. For further information on the Reference Stocks please see "Information Relating to the Reference Stocks" beginning on page FWP-14. We have derived all disclosure regarding the Reference Stocks from publicly available information. Neither HSBC USA Inc. nor any of its affiliates have undertaken any independent review of, or made any due diligence inquiry with respect to, the publicly available information about the Reference Stocks.

# HSBC USA Inc.
# Autocallable Yield Notes



This free writing prospectus relates to a single offering of Autocallable Yield Notes. The Notes will have the terms described in this free writing prospectus and the accompanying prospectus supplement, prospectus and Stock-Linked Underlying Supplement. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus or Stock-Linked Underlying Supplement, the terms described in this free writing prospectus shall control.

This free writing prospectus relates to an offering of Notes linked to the performance of the common stocks of Anthem, Inc., UnitedHealth Group Incorporated and Cigna Corporation (the "Reference Asset"). The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Reference Asset as described below. The following key terms relate to the offering of Notes:

| | |
|---|---|
| **Issuer:** | HSBC USA Inc. |
| **Principal Amount:** | $1,000 per Note |
| **Reference Asset:** | The common stock of  Anthem, Inc. (NYSE symbol: ANTM), UnitedHealth Group Incorporated (NYSE symbol: UNH) and Cigna Corporation (NYSE symbol: CI) |
| **Trade Date:** | May 22, 2019 |
| **Pricing Date:** | May 22, 2019 |
| **Original Issue Date:** | May 28, 2019 |
| **Final Valuation Date:** | May 22, 2020, subject to adjustment as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying Stock-Linked Underlying Supplement. |
| **Maturity Date:** | 3 business days after the Final Valuation Date, expected to be May 28, 2020. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Stock-Linked Underlying Supplement. |
| **Call Feature:** | We will automatically call the Notes if the Official Closing Price of each Reference Stock is at or above its Initial Price on any Observation Date. If the Notes are automatically called, you will receive a cash payment, per $1,000 Principal Amount of Notes, equal to the Principal Amount plus the coupon payment payable on the corresponding Call Payment Date. |
| **Payment at Maturity:** | Unless the Notes are automatically called, on the Maturity Date, for each $1,000 Principal Amount of Notes, we will pay you the Final Settlement Value plus the final coupon payment. |
| **Final Settlement Value:** | If the Notes are not automatically called you will receive a payment on the Maturity Date calculated as follows: |
| | ▸ If a Trigger Event does not occur, 100% of the Principal Amount. |
| | ▸ If a Trigger Event occurs: $1,000 + ($1,000 × Final Return of the Least Performing Reference Stock). If the Notes are not automatically called and a Trigger Event occurs, you will lose up to 100% of your Principal Amount at maturity regardless of the performance of the other Reference Stocks. |
| **Trigger Event:** | A Trigger Event occurs if the Official Closing Price of any of the Reference Stocks is below its Trigger Price on the Final Valuation Date. |
| **Trigger Price:** | For each Reference Stock, 60% of the Initial Price of that Reference Stock. |
| **Least Performing Reference Stock:** | The Reference Stock with the lowest Final Return. |
| **Observation Dates:** | August 23, 2019, November 11, 2019, February 25, 2020 and the Final Valuation Date. The Observation Dates are subject to postponement as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying Stock-Linked Underlying Supplement. |
| **Call Payment Dates:** | The Coupon Payment Date following the applicable Observation Date. The Call Payment Dates are subject to postponement as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Stock-Linked Underlying Supplement. |
| **Annual Coupon Rate (paid quarterly):** | At least 9.00% per annum, to be paid at 2.25% of the Principal Amount per quarter (to be determined on the Pricing Date). |

| | |
|---|---|
| **Coupon Payment Dates:** | August 28, 2019,  November 29, 2019, February 28, 2020 and the Maturity Date. The Coupon Payment Dates are subject to postponement as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Stock-Linked Underlying Supplement. |
| **Final Return:** | With respect to each Reference Stock, the quotient, expressed as a percentage, calculated as follows: |

$$\frac{\text{Final Price} - \text{Initial Price}}{\text{Initial Price}}$$

| | |
|---|---|
| **Initial Price:** | With respect to each Reference Stock, its Official Closing Price on the Pricing Date. |
| **Final Price:** | With respect to each Reference Stock, its Official Closing Price on the Final Valuation Date. |
| **CUSIP/ISIN:** | 40435UNW0 / US40435UNW08 |
| **Form of Notes:** | Book-Entry |
| **Listing:** | The Notes will not be listed on any securities exchange or quotation system. |
| **Estimated Initial Value:** | The Estimated Initial Value of the Notes will be less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. The Estimated Initial Value will be calculated on the Pricing Date and will be set forth in the pricing supplement to which this free writing prospectus relates. See "Risk Factors — The Estimated Initial Value of the Notes, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the Notes in the secondary market, if any." |

*The Trade Date, the Pricing Date and the other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the Notes.*

## GENERAL

This free writing prospectus relates to the offering of Notes. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. We reserve the right to withdraw, cancel or modify this offering and to reject orders in whole or in part. Although the offering of Notes relates to the Reference Stocks, you should not construe that fact as a recommendation as to the merits of acquiring an investment in any of the Reference Stocks or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated February 26, 2018, the prospectus supplement dated February 26, 2018 and the Stock-Linked Underlying Supplement dated February 26, 2018. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus or Stock-Linked Underlying Supplement, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page FWP-9 of this free writing prospectus, beginning on page S-1 of the prospectus supplement and beginning on page S-1 of the Stock-Linked Underlying Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, prospectus supplement and Stock-Linked Underlying Supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement and Stock-Linked Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Stock-Linked Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▸ Stock-Linked Underlying Supplement at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010772/tv486721_424b2.htm

▸ The prospectus supplement at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010762/tv486944_424b2.htm

▸ The prospectus at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010720/tv487083_424b3.htm

We are using this free writing prospectus to solicit from you an offer to purchase the Notes. You may revoke your offer to purchase the Notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any material changes to the terms of the Notes, we will notify you.

## PAYMENT ON THE NOTES

### Call Feature

The Notes will be automatically called if the Official Closing Price of each Reference Stock is at or above its Initial Price on any Observation Date. If the Notes are automatically called, investors will receive a cash payment per $1,000 Principal Amount of Notes equal to the Principal Amount plus the coupon payment payable on the corresponding Call Payment Date.

### Maturity

Unless the Notes are automatically called, on the Maturity Date and for each $1,000 Principal Amount of Notes, you will receive a cash payment equal to the final coupon payment plus the Final Settlement Value determined as follows:

▸ If a Trigger Event does not occur, 100% of the Principal Amount.

▸ If a Trigger Event occurs: $1,000 + ($1,000 ×Final Return of the Least Performing Reference Stock). If the Notes are not automatically called and a Trigger Event occurs, you will lose up to 100% of the Principal Amount at maturity, regardless of the performance of the other Reference Stocks.

### Coupon

Unless the Notes are automatically called, on each Coupon Payment Date, for each $1,000 Principal Amount of Notes, you will be paid an amount equal to the product of (a) $1,000 multiplied by (b) the Annual Coupon Rate divided by four. The expected Coupon Payment Dates are set forth above. The Coupon Payment Dates are subject to postponement for non-business days and other events as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Stock-Linked Underlying Supplement. For information regarding the record dates applicable to the Coupons paid on the Notes, please see the section entitled "Description of Notes—Interest and Principal Payments—Recipients of Interest Payments" on page S-14 in the accompanying prospectus supplement.

The Annual Coupon Rate will be at least 9.00% per annum, to be determined on the Pricing Date, and to be paid in equal quarterly installments.

### Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the Notes.

## INVESTOR SUITABILITY

**The Notes may be suitable for you if:**

▸ You believe that the Official Closing Price of each of the Reference Stocks will not be below its Trigger Price on the Final Valuation Date.

▸ You are willing to make an investment that is potentially exposed to downside performance of the Least Performing Reference Stock on a 1-to-1 basis.

▸ You are willing to hold the Notes that will be automatically called on any Observation Date on which the Official Closing Price of each Reference Stock is at or above its Initial Price, or you are otherwise willing to hold the Notes to maturity.

▸ You are willing to invest in the Notes based on the fact that your maximum potential return is the coupon being offered with respect to the Notes.

▸ You are willing to be exposed to the possibility of early redemption.

▸ You are willing to forgo dividends or other distributions paid to holders of the Reference Stocks.

▸ You are willing to hold the Notes to maturity.

▸ You do not seek an investment for which there will be an active secondary market.

▸ You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▸ You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

**The Notes may not be suitable for you if:**

▸ You believe that the Official Closing Price of one or more of the Reference Stocks will be below its Trigger Price on the Final Valuation Date.

▸ You are unwilling to make an investment that is potentially exposed to downside performance of the Least Performing Reference Stock on a 1-to-1 basis.

▸ You are unable or unwilling to hold the Notes that will be automatically called on any Observation Date on which the Official Closing Price of each Reference Stock is at or above its Initial Price, or you are otherwise unable or unwilling to hold the Notes to maturity.

▸ You are unwilling to invest in the Notes based on the fact that your maximum potential return is the coupon being offered with respect to the Notes.

▸ You are unwilling to be exposed to the possibility of early redemption.

▸ You prefer to receive the dividends or other distributions paid on the Reference Stocks.

▸ You prefer a product that provides upside participation in the Reference Stocks, as opposed to the coupon being offered with respect to your Notes.

▸ You seek an investment for which there will be an active secondary market.

▸ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▸ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

## RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-1 in the accompanying prospectus supplement and beginning on page S-1 of the accompanying Stock-Linked Underlying Supplement. Investing in the Notes is not equivalent to investing directly in any of the Reference Stocks. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying prospectus, prospectus supplement and Stock-Linked Underlying Supplement.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and Stock-Linked Underlying Supplement including the explanation of risks relating to the Notes described in the following sections:

▸ "—Risks Relating to All Note Issuances" in the prospectus supplement; and

▸ "—General Risks Related to Reference Stocks" in the Stock-Linked Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

**The Notes do not guarantee any return of principal and you may lose all of your Principal Amount.**

The Notes do not guarantee any return of principal. The Notes differ from ordinary debt securities in that if the Notes are not automatically called and if a Trigger Event occurs on the Final Valuation Date the Payment at Maturity you will be entitled to receive will be less than the Principal Amount of the Notes and you will lose 1% for each 1% that the Final Return of the Least Performing Reference Stock In that case, the Payment at Maturity is expected to be worth significantly less than the Principal Amount and you could lose all of your Principal Amount if the Final Price of the Least Performing Reference Stock falls to zero. In that case, even with the coupon payments made prior to maturity, your return on the Notes may be negative.

**You will not participate in any appreciation in the price of any of the Reference Stocks.**

The Notes will not pay more than the Principal Amount, plus the coupon payments, at maturity or if the Notes are automatically called. Even if the Final Return of each Reference Stock is greater than zero, you will not participate in the appreciation of any Reference Stock. Assuming the Notes are held to maturity, the maximum amount payable with respect to the Notes will not exceed the sum of the Principal Amount plus the coupon payments. Under no circumstances, regardless of the extent to which the price of any Reference Stock appreciates, will your return exceed the total amount of the coupon payments. In some cases, you may earn significantly less by investing in the Notes than you would have earned by investing in an instrument directly linked to the performance of the Reference Stocks.

**The Notes are subject to the credit risk of HSBC USA Inc.**

The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. All payments to be made on the Notes, including coupons and any return of principal at maturity or upon early redemption, as applicable, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

**If a Trigger Event occurs with respect to any Reference Stock, your return will be based on the Final Return of the Least Performing Reference Stock.**

The performance of any of the Reference Stocks may cause a Trigger Event to occur. If the Notes are not automatically called and a Trigger Event occurs, your return will be based on the Final Return of the Least Performing Reference Stock without regard to the performance of the other Reference Stocks. As a result, you could lose all or some of your Principal Amount if a Trigger Event occurs, even if there is an increase in the price of the other Reference Stocks.

**The Notes may be automatically called prior to the Maturity Date.**

If the Notes are automatically called early, the holding period over which you will receive coupon payments could be as little as 3 months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk in the event the Notes are automatically called prior to the Maturity Date.

**Since the Notes are linked to the performance of more than one Reference Stock, you will be fully exposed to the risk of fluctuations in the prices of each Reference Stock.**

Since the Notes are linked to the performance of more than one Reference Stock, the Notes will be linked to the individual performance of each Reference Stock. Because the Notes are not linked to a weighted basket, in which the risk is mitigated and diversified among all of the components of a basket, you will be exposed to the risk of fluctuations in the prices of the Stocks to the same degree for each Reference Stock. For example, in the case of Notes linked to a weighted basket, the return would depend on the weighted aggregate performance of the basket components reflected as the basket return. Thus, the depreciation of any basket component could be mitigated by the appreciation of another basket component, as scaled by the weightings of such basket components. However, in the case of these Notes, the individual performance of each of the Reference Stocks would not be combined to calculate your return and the depreciation of any of the Reference Stocks would not be mitigated by the appreciation of the other Reference Stocks. Instead, your return would depend on the Least Performing Reference Stock.

**The Notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.**

The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the payments due on the Notes.

**The Estimated Initial Value of the Notes, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the Notes in the secondary market, if any.**

The Estimated Initial Value of the Notes will be calculated by us on the Pricing Date and will be less than the price to public. The Estimated Initial Value will reflect our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We will determine the value of the embedded derivatives in the Notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

**The price of your Notes in the secondary market, if any, immediately after the Pricing Date will be less than the price to public.**

The price to public takes into account certain costs. These costs, which will be used or retained by us or one of our affiliates, include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes, and the costs associated with structuring and hedging our obligations under the Notes. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the value of the Reference Stocks and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

**If we were to repurchase your Notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the Notes.**

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that may initially be used for customer account statements, if any, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately 3 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the

reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

**The Notes lack liquidity.**

The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

**Potential conflicts of interest may exist.**

An affiliate of HSBC has a minority equity interest in the owner of an electronic platform, through which we may make available certain structured investments offering materials. HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

**The Reference Stocks are concentrated in one sector.**

All of the Reference Stocks are issued by companies in the health care sector. Although an investment in the Notes will not give holders any ownership or other direct interests in the Reference Stocks, the return on an investment in the Notes will be subject to certain risks associated with a direct equity investment in companies in the pharmaceutical sector. Accordingly, by investing in the Notes, you will not benefit from the diversification which could result from an investment linked to companies that operate in multiple sectors.

**Uncertain tax treatment.**

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

## ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the Final Price of any Reference Stock relative to its Initial Price. We cannot predict the Official Closing Price of any of the Reference Stocks on the Final Valuation Date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Reference Stocks or return on the Notes. The Final Settlement Value may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below and the examples of hypothetical payments set forth on the following page are based on the following assumptions:

| | | |
|---|---|---|
| ▶ | Principal Amount: | $1,000 |
| ▶ | Hypothetical Initial Price: | $100 with respect to each of Reference Stock |
| ▶ | Trigger Price: | $60.00, or 60% of the Initial Price of each Reference Stock |
| ▶ | Hypothetical Annual Coupon Rate (paid quarterly): | 9.00% per annum, to be paid 2.25% of the Principal Amount per quarter (the actual Annual Coupon Rate will be at least 9.00%, to be determined on the Pricing Date) |
| ▶ | Term | 12 months |

* The hypothetical Initial Price of $100.00 used in the table and examples below has been chosen for illustrative purposes only and does not represent the actual Initial Price of any Reference Stock. The actual Initial Price of each Reference Stock will be determined on the Pricing Date and set forth in the final pricing supplement to which this free writing prospectus relates.

### Summary of the Examples

The table below illustrates the total payment on the Notes on a $1,000 investment in the Notes for a hypothetical range of the Least Performing Reference Stock's Final Returns from -100% to +100%, assuming that the Notes are not called prior to maturity. The following results are based solely on the assumptions outlined below. You should consider carefully whether the Notes are suitable to your investment goals.

| Least Performing Reference Stock's Final Return | Hypothetical Total Coupon Paid Over the Term of the Notes[1] | Hypothetical Final Settlement Value | Hypothetical Total Payments on the Notes | | Hypothetical Total Return on the Notes | |
|---|---|---|---|---|---|---|
| 100.00% | $90.00 | $1,000.00 | $1,090.00 | | 9.00% | |
| 90.00% | $90.00 | $1,000.00 | $1,090.00 | | 9.00% | |
| 80.00% | $90.00 | $1,000.00 | $1,090.00 | | 9.00% | |
| 70.00% | $90.00 | $1,000.00 | $1,090.00 | | 9.00% | |
| 60.00% | $90.00 | $1,000.00 | $1,090.00 | | 9.00% | |
| 50.00% | $90.00 | $1,000.00 | $1,090.00 | | 9.00% | |
| 40.00% | $90.00 | $1,000.00 | $1,090.00 | | 9.00% | |
| 30.00% | $90.00 | $1,000.00 | $1,090.00 | | 9.00% | |
| 20.00% | $90.00 | $1,000.00 | $1,090.00 | | 9.00% | |
| 10.00% | $90.00 | $1,000.00 | $1,090.00 | | 9.00% | |
| 0.00% | $90.00 | $1,000.00 | $1,090.00 | | 9.00% | |
| -5.00% | $90.00 | $1,000.00 | $1,090.00 | | 9.00% | |
| -25.00% | $90.00 | $1,000.00 | $1,090.00 | | 9.00% | |
| -30.00% | $90.00 | $1,000.00 | $1,090.00 | | 9.00% | |
| **-40.00%** | **$90.00** | **$1,000.00** | **$1,090.00** | | **9.00%** | |
| -50.00% | $90.00 | $500.00 | $590.00 | * | -41.00% | * |
| -60.00% | $90.00 | $400.00 | $490.00 | * | -51.00% | * |
| -70.00% | $90.00 | $300.00 | $390.00 | * | -61.00% | * |
| -80.00% | $90.00 | $200.00 | $290.00 | * | -71.00% | * |
| -90.00% | $90.00 | $100.00 | $190.00 | * | -81.00% | * |
| -100.00% | $90.00 | $0.00 | $90.00 | * | -91.00% | * |

[1] The Hypothetical Annual Coupon Rate is 9.00% and if the Notes have been held to maturity, the hypothetical total amount of the coupons paid on the Notes as of the Maturity Date will equal $90.00, with coupon payments of $22.50 made on each Coupon Payment Date.

* The total payment on the Notes and the total return on the Notes are calculated based on the Final Price of the Least Performing Reference Stock.

## Hypothetical Examples of Payments on the Notes

In addition to the payment upon an automatic call or at maturity, you will be entitled to receive coupon payments quarterly on each Coupon Payment Date, up to and including the Maturity Date (or the Call Payment Date corresponding to an Observation Date on which the Notes are automatically called, if applicable).

The examples provided herein are for illustration purposes only. The actual payments on the Notes will depend on whether the Notes are automatically called and if a Trigger Event occurs and, if so, the Final Return of the Least Performing Reference Stock. You should not take these examples as an indication of potential payments. It is not possible to predict whether the Notes will be automatically called and whether a Trigger Event will occur and, if so, to what extent the Final Return of the Least Performing Reference Stock will be less than its Trigger Price.

**Example 1: The Notes are not automatically called and a Trigger Event occurs.**

| Reference Stock | Initial Price | Final Price |
|---|---|---|
| ANTM | $100.00 | $70.00 (70.00% of Initial Price) |
| UNH | $100.00 | $70.00 (70.00% of Initial Price) |
| CI | $100.00 | $50.00 (50.00% of Initial Price) |

Since the Final Price of at least one Reference Stock is below its Trigger Price on the Final Valuation Date, a **Trigger Event occurs**. CI has the lowest Final Return and is the Least Performing Reference Stock.

Therefore, the Final Return of the Least Performing Reference Stock =

$$\frac{\text{Final Price of CI– Initial Price of CI}}{\text{Initial Price of CI}}$$

$$= (\$50.00 - \$100.00) / \$100.00 = \mathbf{-50.00\%}$$

Final Settlement Value = $1,000 + ($1,000 x -50.00%) = $500.00

Therefore, with the total coupon payments of $90.00 over the term of the Notes, the total payment on the Notes is $590.00.

**Example 2: The Notes are not automatically called and a Trigger Event does not occur.**

| Reference Stock | Initial Price | Final Price |
|---|---|---|
| ANTM | $100.00 | $90.00 (90.00% of Initial Price) |
| UNH | $100.00 | $92.00 (92.00% of Initial Price) |
| CI | $100.00 | $95.00 (95.00% of initial Price) |

Since the Final Price of each Reference Stock is above its Trigger Price, a Trigger Event does not occur. Therefore, the Final Settlement Value equals $1,000. Additionally, with the total coupon payments of $90.00 over the term of the Notes, the total payment on the Notes is $1,090.00.

**Example 3: The Notes are automatically called on the first Observation Date.**

| Reference Stock | Initial Price | Official Closing Price |
|---|---|---|
| ANTM | $100.00 | $110.00 (110.00% of Initial Price) |
| UNH | $100.00 | $160.00 (160.00% of Initial Price) |
| CI | $100.00 | $150.00 (150.00% of Initial Price) |

Since the Official Closing Price of each of the Reference Stocks is at or above its respective Initial Price on the First Observation Date, the Notes are automatically called. Therefore, you would receive on the corresponding Call Payment Date the Principal Amount of $1,000 plus the coupon payment of $22.50 owed to you on that date. As a result, on the first Call Payment Date, you would be entitled to receive a total payment of $1,022.50. No additional payment will be made due to all of the Reference Stocks closing above their respective Initial Prices. Once the Notes are automatically called, they will no longer remain outstanding and there will not be any further coupon payments on the Notes.

## INFORMATION RELATING TO THE REFERENCE STOCKS

**Description of Anthem, Inc.**

Anthem, Inc. is one of the largest health benefits companies in the United States in terms of medical membership, serving approximately 40 million medical members through our affiliated health plans as of December 31, 2018. Anthem, Inc. is an independent licensee of the Blue Cross and Blue Shield Association, or BCBSA, an association of independent health benefit plans. Information filed by ANTM with the SEC under the Securities Exchange Act of 1934 (the "Exchange Act") can be located by reference to its SEC file number: 001-16751 or its CIK Code: 0001156039. Shares of the Underlying trade and are listed on the New York Stock Exchange under the symbol "ANTM."

The graph below illustrates the daily performance of the Reference Asset from May 20, 2009 through May 20, 2019 based on information from the Bloomberg Professional® service. ***Historical prices and past performance of the Reference Asset is not indicative of its future performance.***



**Description of UnitedHealth Group Incorporated**

UnitedHealth Group Incorporated owns and manages organized health systems in the United States and internationally. The Company provides employers products and resources to plan and administer employee benefit programs. UnitedHealth also serves the health needs of older Americans, provides specialized care services, and provides health care information and research to providers and payers. Information filed by UNH with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-10864 or its CIK Code: 0000731766. Shares of the Underlying trade and are listed on the New York Stock Exchange under the symbol "UNH."

The graph below illustrates the daily performance of the Reference Asset from May 20, 2009 through May 20, 2019 based on information from the Bloomberg Professional® service. *Historical prices and past performance of the Reference Asset is not indicative of its future performance.*



**Description of Cigna Corporation**
Cigna Corporation, together with its subsidiaries is a global health service organization. Cigna Corporation offers a differentiated set of medical, pharmacy, behavioral, dental, disability, life and accident insurance and related products and services. Information filed by CI with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-38769 or its CIK Code: 0001739940. Shares of the Underlying trade and are listed on the New York Stock Exchange under the symbol "CI."

The graph below illustrates the daily performance of the Reference Asset from May 20, 2009 through May 20, 2019 based on information from the Bloomberg Professional® service. *Historical prices and past performance of the Reference Asset is not indicative of its future performance.*



## EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the calculation agent will determine (i) the accelerated Payment at Maturity due and payable in the same general manner as described in "Payment at Maturity" in this free writing prospectus and (ii) any accrued but unpaid interest payable based upon the Coupon Rate calculated using the actual number of days in the applicable Coupon Payment Period, and on the basis of a 360-day year. In that case, the scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the accelerated Final Return for each Reference Stock, and the accelerated maturity date will be the third business day after the accelerated Final Valuation Date. If a market disruption event exists with respect to a Reference Stock on that scheduled trading day, then the accelerated Final Valuation Date will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated Maturity Date will also be postponed by an equal number of business days. For the avoidance of doubt, if no market disruption event exists with respect to a Reference Stock on the scheduled trading day preceding the date of acceleration, the determination of such Reference Stock's Final Return will be made on such date, irrespective of the existence of a market disruption event with respect to the other Reference Stocks occurring on such date.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities—Senior Debt Securities—Events of Default" in the accompanying prospectus.

## SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes.  Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC at the price to public less the underwriting discount set forth on the cover page of the pricing supplement to which this free writing prospectus relates, for distribution to other registered broker-dealers or will offer the Notes directly to investors.  HSBC Securities (USA) Inc. proposes to offer the Notes at the price to public set forth on the cover page of this free writing prospectus.  HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 1.00% per $1,000 Principal Amount in connection with the distribution of the Notes to other registered broker-dealers.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the Notes.

We expect that delivery of the Notes will be made against payment for the Notes on or about the Original Issue Date set forth on the inside cover page of this document, which is more than two business days following the Trade Date. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than two business days prior to the Original Issue Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the Notes, but is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-61 in the prospectus supplement.

## U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes. Under one approach, each Note should be treated as a put option written by you (the "Put Option") that permits us to "cash settle" the Put Option, and a deposit with us of cash in an amount equal to the Principal Amount of the Note (the "Deposit") to secure your potential obligation under the Put Option, as described in the prospectus supplement under the heading "U.S. Federal Income Tax Considerations – Tax Treatment of U.S. Holders –Certain Notes Treated as  Put Option and a Deposit or an Executory Contract – Certain Notes Treated as a Put Option and a Deposit." We intend to treat the Notes consistent with this approach, and we intend to treat the Deposits as non-contingent debt instruments for U.S. federal income tax purposes. Pursuant to the terms of the Notes, you agree to treat each Note as consisting of the Deposit and the Put Option for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Mayer Brown LLP, it is reasonable to treat a Note as consisting of the Deposit and the Put Option for all U.S. federal income tax purposes. Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible and the timing and

character of income in respect of the Notes might differ from the treatment described above. We do not plan to request a ruling from the Internal Revenue Service (the "IRS") regarding the tax treatment of the Notes, and the IRS or a court may not agree with the tax treatment described in this free writing prospectus.

We will not attempt to ascertain whether any of the issuers of the Reference Stocks would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the issuers of the Reference Stocks were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the issuers of the Reference Stocks and consult your tax advisor regarding the possible consequences to you if one or more of the issuers of the Reference Stocks is or becomes a PFIC or a USRPHC.

*U.S. Holders.* Please see the discussion under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders – Certain Notes Treated as a Put Option and a Deposit or an Executory Contract — Certain Notes Treated as a Put Option and a Deposit" in the accompanying prospectus supplement for further discussion of U.S. federal income tax considerations applicable to U.S. holders (as defined in the accompanying prospectus supplement). For purposes of dividing the Annual Coupon Rate of at least 9.00% (to be determined on the Pricing Date) on the Notes among interest on the Deposit and Put Premium, [ ]% constitutes interest on the Deposit and [ ]% constitutes Put Premium.

If the Notes are redeemed prior to maturity, you should recognize the total Put Premium received as short-term capital gain at that time.

*Non-U.S. Holders.* Please see the discussion under the heading "U.S. Federal Income Tax Considerations—Tax Treatment of Non-U.S. Holders" in the accompanying prospectus supplement for further discussion of U.S. federal income tax considerations applicable to non-U.S. holders (as defined in the accompanying prospectus supplement). Because the U.S. federal income tax treatment (including the applicability of withholding) of coupon payments on the Notes is uncertain, the entire amount of the coupon payment will be subject to U.S. federal income tax withholding at a 30% rate (or at a lower rate under an applicable income tax treaty). We will not pay any additional amounts in respect of such withholding.

A "dividend equivalent" payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments ("ELIs") that are "specified ELIs" may be treated as dividend equivalents if such specified ELIs reference an interest in an "underlying security," which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, Internal Revenue Service guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2021. Based on the Issuer's determination that the Notes are not "delta-one" instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Reference Stocks or the Notes, and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the Reference Stocks or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

**TABLE OF CONTENTS**

# HSBC USA Inc.

# $    Autocallable Yield Notes Linked to three Reference Stocks (the common stocks of Anthem, Inc., UnitedHealth Group Incorporated and Cigna Corporation)

**May 21, 2019**

**Free Writing Prospectus**